Exhibit 99.139

CONSENT OF M. HASSAN ALIEF

The undersigned hereby consents to the reference of the undersigned’s name included or incorporated by reference in the Registration Statement on Form 40-F being filed by Energy Fuels Inc. (the “Company”) with the United States Securities and Exchange Commission, and any amendments thereto, in connection with (1) the technical report entitled “Amended Technical Report on Energy Fuels Resources Corporation’s Farmer Girl Property, Montrose County, Colorado” dated December 16, 2008 (the “Farmer Girl Technical Report”), (2) the technical report entitled “Amended Technical Report on Energy Fuels Resources Corporation’s Torbyn Property, Mesa County, Colorado” dated January 7, 2009 (the “Torbyn Technical Report”) and (3) the technical report entitled “Marquez Uranium Property, McKinley and Sandoval Counties, New Mexico” dated June 10, 2010 (the “Marquez Report”), (4) the Management Information Circular of the Company dated July 15, 2013, which incorporates by reference my name and technical information relating to the Marquez Report, and the properties described therein, (5) the Annual Information Form of the Company dated December 20, 2012, which includes reference to my name in connection with information relating to the Farmer Girl Technical Report and the Torbyn Technical Report, and the properties described therein, (6) the Company’s Management Discussion and Analysis for the period ended June 30, 2012, which includes reference to my name in connection with information relating to the Farmer Girl Technical Report, and the properties described therein, (7) the Company’s Management Discussion and Analysis for the period ended March 31, 2012, which includes reference to my name in connection with information relating to the Farmer Girl Technical Report, and the properties described therein, and (8) the Company’s Management Discussion and Analysis for the period ended December 31, 2011, which includes reference to my name in connection with information relating to the Farmer Girl Technical Report, and the properties described therein.

/s/ M. Hassan Alief
M. Hassan Alief

Date: November 15, 2013